Exhibit 99.1

WORTHINGTON ARMSTRONG VENTURE

Consolidated Financial Statements

December 31, 2022 and 2021

(With Independent Auditors’ Report Thereon)

WORTHINGTON ARMSTRONG VENTURE

KPMG LLP

1601 Market Street

Philadelphia, PA 19103-2499

Independent Auditors’ Report

The Board of Directors

Worthington Armstrong Venture:

Opinion

We have audited the consolidated financial statements of Worthington Armstrong Venture and its subsidiary (the Company), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of income and comprehensive income, partners’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year ended December 31, 2022, in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 2 to the consolidated financial statements, in the year ended December 31, 2022, the Company adopted new accounting guidance Accounting Standards Codification Topic 842, Leases, and the related amendments. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with

KPMG International Limited, a private English company limited by guarantee.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

●
Exercise professional judgment and maintain professional skepticism throughout the audit.
●
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
●
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
●
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
●
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Philadelphia, Pennsylvania

February 16, 2023

WORTHINGTON ARMSTRONG VENTURE

Consolidated Balance Sheets

December 31, 2022 and 2021

(Dollar amounts in thousands)

Assets	2022	2021
Current assets:
Cash and cash equivalents	$4,134	2,587
Accounts receivable, net	38,278	38,779
Receivables from affiliates	5,336	4,342
Inventory, net	51,638	73,263
Other current assets	1,374	718
Total current assets	100,760	119,689
Property, plant, and equipment, net	36,036	32,525
Goodwill & intangibles	9,055	9,219
Operating lease assets	40,896	—
Other assets	383	412
Total assets	$187,130	161,845
Liabilities and Partners’ Deficit
Current liabilities:
Accounts payable	$14,423	22,801
Accounts payable to affiliates	4,566	4,460
Accrued expenses	6,716	9,615
Operating lease liabilities	5,416	—
Taxes payable	156	174
Total current liabilities	31,277	37,050
Long-term liabilities:
Long-term debt	334,126	295,410
Long term operating lease liabilities	35,480	—
Other long-term liabilities	2,718	1,992
Total long-term liabilities	372,324	297,402
Total liabilities	403,601	334,452
Partners’ deficit:
Accumulated deficit	(214,932)	(169,641)
Accumulated other comprehensive loss	(1,539)	(2,966)
Total partners’ deficit	(216,471)	(172,607)
Total liabilities and partners’ deficit	$187,130	161,845

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Income and Comprehensive Income

Years ended December 31, 2022, 2021, and 2020

(Dollar amounts in thousands)

	2022	2021	2020
Net sales	$458,159	430,823	343,318
Cost of sales	(227,046)	(186,293)	(148,591)
Gross margin	231,113	244,530	194,727
Selling, general, and administrative expenses	(57,757)	(51,194)	(47,489)
Operating income	173,356	193,336	147,238
Other income, net	323	113	509
Interest expense	(9,767)	(8,668)	(9,779)
Income from operations before tax expense	163,912	184,781	137,968
Income tax expense	(203)	(166)	(203)
Total net income	163,709	184,615	137,765

Other comprehensive income (loss):
Change in pension plan	861	864	(183)
Change in cash flow hedge	566	(1,022)	832
Total other comprehensive income (loss)	1,427	(158)	649
Total comprehensive income	$165,136	184,457	138,414

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Partners’ Deficit

Years ended December 31, 2022, 2021, and 2020

(Dollar amounts in thousands)

	Contributed capital
	Armstrong Ventures, Inc.	The Worthington Steel Company	Accumulated deficit	Accumulated other comprehensive income (loss)	Total partners’ deficit
Balance, December 31, 2019	$—	—	(172,121)	(3,457)	(175,578)
Net income	—	—	137,765	—	137,765
Distributions	—	—	(162,900)	—	(162,900)
Change in pension plan	—	—	—	(183)	(183)
Change in cash flow hedge	—	—	—	832	832
Balance, December 31, 2020	$—	—	(197,256)	(2,808)	(200,064)
Net income	—	—	184,615	—	184,615
Distributions	—	—	(157,000)	—	(157,000)
Change in pension plan	—	—	—	864	864
Change in cash flow hedge	—	—	—	(1,022)	(1,022)
Balance, December 31, 2021	$—	—	(169,641)	(2,966)	(172,607)
Net income	—	—	163,709	—	163,709
Distributions	—	—	(209,000)	—	(209,000)
Change in pension plan	—	—	—	861	861
Change in cash flow hedge	—	—	—	566	566
Balance, December 31, 2022	$—	—	(214,932)	(1,539)	(216,471)

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Cash Flows

Years ended December 31, 2022, 2021, and 2020

(Dollar amounts in thousands)

	2022	2021	2020
Cash flows from operating activities:
Net income	$163,709	184,615	137,765
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,774	4,273	4,013
Changes in assets and liabilities:
Change in receivables	(493)	(10,917)	5,121
Change in inventory	21,625	(41,771)	3,057
Change in payables and accrued expenses	(10,973)	14,553	(1,132)
Other	1,526	(178)	326
Net cash provided by operating activities	180,168	150,575	149,150
Cash flows from investing activities:
Purchases of property, plant, and equipment	(8,121)	(5,575)	(7,857)
Cash consideration received from affiliate	—	—	25,930
Net cash provided by/(used) in investing activities	(8,121)	(5,575)	18,073
Cash flows from financing activities:
Proceeds from revolving credit facility	233,500	180,000	166,500
Issuance of long-term debt	—	50,000	—
Repayment of revolving credit facility	(195,000)	(215,500)	(170,500)
Financing cost	—	(1,252)	—
Distributions paid	(209,000)	(157,000)	(162,900)
Net cash used in financing activities	(170,500)	(143,752)	(166,900)
Net increase in cash and cash equivalents	1,547	1,248	323
Cash and cash equivalents at beginning of year	2,587	1,339	1,016
Cash and cash equivalents at end of year	$4,134	2,587	1,339
Supplemental disclosures:
Interest paid	$9,005	8,668	9,779
Income taxes paid	212	211	190

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

(Dollar amounts in thousands)

(1)
Description of Business

Worthington Armstrong Venture (the Company) is a general partnership, formed in June 1992, between Armstrong Ventures, Inc. (Armstrong), a subsidiary of Armstrong World Industries, Inc., and The Worthington Steel Company (Worthington), a Delaware corporation (a subsidiary of Worthington Industries, Inc.). Its business is to manufacture and market suspension systems for commercial and residential ceiling markets throughout the world. The Company has six manufacturing plants located throughout the United States.

(2)
Summary of Significant Accounting Policies
(a)
Basis of Presentation and Use of Estimates

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and include management estimates and judgments, where appropriate. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the valuation of property, plant, and equipment and goodwill, operating lease liabilities and right-of-use assets, accrual for volume rebates, and assets and obligations related to employee benefits.

The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany transactions have been eliminated.

(b)
Revenue Recognition

The Company recognizes revenue upon transfer of control of products to the customer, which typically occurs upon shipment. The main performance obligation to customers is the delivery of products in accordance with purchase orders. Each purchase order confirms the transaction price for the products purchased under the arrangement. Direct shipments to building materials distributors, home centers, direct customers and retailers represent the majority of sales transactions. Standard sales terms are Free On Board (“FOB”) shipping point; however, the Company does have minimal sales terms that are FOB destination. At the point of shipment, the customer is required to pay under normal sales terms, which in most cases are 45 days or less, with no material financing components. While the majority of the Company’s revenue is derived from the sale of standard products, the Company also manufactures and sells customized ceiling products. The manufacturing cycle for these products is typically short.

The Company’s products are sold with normal and customary return provisions. Limited warranties are provided for defects in materials or factory workmanship, sagging and warping, and certain other manufacturing defects. Warranties are not sold separately to customers, and product warranties place certain requirements on the purchaser, including installation and maintenance in accordance with written instructions. In addition to the warranty program, under certain limited circumstances, the Company will occasionally, at its sole discretion, provide a customer accommodation repair or replacement. Warranty repairs and replacements are most commonly made by professional installers employed by or affiliated with the Company’s independent distributors. Sales returns and warranty claims have historically not been material and do not constitute separate performance obligations.

7	(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

(Dollar amounts in thousands)

The Company often offers incentive programs to its customers, primarily volume rebates and promotions. The majority of the Company’s rebates are designated as a percentage of annual customer purchases. Rebate amounts are estimated based on actual sales for the period and accrued for the projected incentive programs costs. The costs of rebate accruals are recorded as a reduction to revenue. Other sales discounts, including early pay promotions, are deducted immediately from the sales invoice.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenues in the consolidated statements of income and comprehensive income.

(c)
Derivative Instruments and Hedging Activities

The Company recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheet at their respective fair values. For derivatives designated in hedging relationships, changes in the fair value are recognized in accumulated other comprehensive income, to the extent the derivative is effective at offsetting the changes in cash flows being hedged until the hedged item affects earnings. For derivatives not designated as hedges or that do not meet the criteria for hedge accounting, all changes in fair value are recorded immediately to profit or loss.

(d)
Advertising Costs

The Company recognizes advertising expense as incurred. Advertising expense was $2,102, $2,079, and $1,338 for the years ended December 31, 2022, 2021, and 2020 respectively.

(e)
Research and Development Expenditures

The Company recognizes research and development expense as expenditures are incurred. Total research and development expense was $4,195, $4,157, and $3,464 for the years ended December 31, 2022, 2021, and 2020 respectively.

(f)
Taxes

The Company is a general partnership in the United States, and accordingly, generally, U.S. federal and state income taxes are the responsibility of the two general partners. The Company recognizes the effect of uncertain income tax positions only if those positions are more likely than not of being sustained. Recognized income tax benefits are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(g)
Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses, current receivables aging, and existing industry and national economic data. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

8	(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

(Dollar amounts in thousands)

(h)
Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on the first-in, first-out method.

(i)
Long-Lived Assets

Property, plant, and equipment are stated at cost, with accumulated depreciation and amortization deducted to arrive at net book value. Depreciation charges are determined generally on the straight-line basis over the useful lives as follows: buildings, 30 years; machinery and equipment, 5 to 15 years; and leasehold improvements over the shorter of 10 years or the life of the lease. Impairment losses are recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. If an impairment exists, the asset is reduced to fair value.

(j)
Leases

The Company enters into operating leases for certain manufacturing plants, warehouses, and automobiles. The Company’s leases have remaining lease terms of up to 10 years. Several leases include options for the Company to renew in certain increments. The Company considers these components in determining the lease term used to establish the right-of-use ("ROU") assets and lease liabilities when it is reasonably certain that the Company will exercise that option. The Company’s lease agreements do not contain any residual value guarantees or material restrictive covenants. Short- term leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet. The lease expenses are recognized on a straight-line basis over the lease term.

As the Company’s leases do not provide an implicit rate, an Incremental Borrowing Rate (“IBR”) based on information that is available at the lease commencement date is used to compute the present value of lease payments, which is an estimate of the collateralized borrowing rate the Company would incur on future lease payments over a similar term.

(k)
Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is tested for impairment at least annually. The impairment tests performed in 2022 and 2021 did not result in an impairment of goodwill.

(l)
Recently Issued Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 establishes a ROU model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

In January 2018, the FASB issued ASU 2018-01, “Land Easement Practical Expedient for Transition to Topic 842,” which permits an entity to elect an optional transition practical expedient to not evaluate under Topic 842 land easements that exist at transition or expired before the adoption of Topic 842 and that were not previously accounted for as leases under Topic 840. In July 2018, the FASB issued ASU 2018-10, “Codification Improvements to Topic 842, Leases,” which affects narrow aspects of

9	(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

(Dollar amounts in thousands)

the guidance issued in the amendments in Update 2016-02. In July 2018, the FASB also issued ASU 2018-11, “Targeted Improvements,” which allows companies to adopt ASC Topic 842 without revising comparative period reporting or disclosures and provides an optional practical expedient for lessors to not separate lease and non-lease components of a contract when certain criteria are met.

Effective January 1, 2022, the Company adopted these standards using the modified retrospective transition approach. As a result, the Company was not required to adjust its comparative period financial information for effects of the standard or make the new required lease disclosures for periods before the date of adoption. The Company elected to adopt the package of transition practical expedients and, therefore, has not reassessed (1) whether existing or expired contracts contain a lease, (2) lease classification for existing or expired leases or (3) the accounting for initial direct costs that were previously capitalized.

Adoption of the new leasing standard had a material effect on the Company’s consolidated balance sheet but did not materially affect the consolidated statement of income and comprehensive income. Adoption drove a $29,439 increase in operating lease liabilities with a corresponding equal increase in ROU assets as of January 1, 2022. Adoption did not have a material impact to the Company’s consolidated statement of cash flows.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance, which requires most business entities to disclose information about certain government assistance they receive. The related disclosure requirements include (1) the nature of the transactions and the related accounting policy used; (2) the line items on the balance sheet and income statement that are affected and the amounts applicable to each financial statement line item; and (3) significant terms and conditions of the transactions. The Company adopted the ASU on January 1, 2022 and will apply it to any government assistance received thereafter. See Note 10 for discussion regarding such amounts recorded in 2022.

(3)
Accounts Receivable

The Company sells its products to select, preapproved customers whose businesses are directly affected by changes in economic and market conditions. The Company considers these factors and the financial condition of each customer when establishing its allowance for losses from doubtful accounts. The allowance for doubtful accounts was $167 and $113 at December 31, 2022 and 2021, respectively.

(4)
Inventory

	2022	2021
Finished goods	$19,151	21,819
Goods in process	393	474
Raw materials	28,699	47,788
Supplies	3,395	3,182
Total inventory, net of reserves	$51,638	73,263

10	(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

(Dollar amounts in thousands)

(5)
Derivative Instruments and Hedging Activities

The Company may use interest-rate related derivative instruments to manage its exposure related to changes in interest rates on its variable-rate debt instruments and uses commodity derivatives to manage its exposure to commodity price fluctuations. The Company does not enter into derivative instruments for any purpose other than cash flow hedging. The Company does not speculate using derivative instruments.

The Company currently uses Secured Overnight Financing Rate (SOFR) debt to finance its operations after transitioning from the variable-rate London Interbank Offered Rate (LIBOR) debt in December 2022. The Company’s mechanisms for using SOFR as the base rate remain largely the same as under LIBOR, with the exception of a small monthly basis point adjustment intended to ensure that SOFR rates effectively mirror higher LIBOR rates. The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes that it is prudent to limit the variability of a portion of its interest payments, and thus may enter into interest rate swap agreements to manage fluctuations in cash flows resulting from changes in the benchmark interest rate. The swap changes the variable-rate cash flow exposure on the debt obligations to fixed cash flows. The Company is not currently utilizing interest rate swaps; however, management will continue to evaluate opportunities to limit variability of cash flows resulting from changes in the benchmarked interest rate.

On April 28, 2017 the Company entered into a swap with a notional amount of $50,000 maturing in February 2022, under the terms of which the Company paid a fixed rate of 1.9365% and received one-month LIBOR. This swap was designated as a cash flow hedge. The swap was unaffected by the extension of the Company’s revolving credit facility in 2021 and expired in February 2022.

As of December 31, 2022 and 2021, the total notional amount of the Company’s outstanding interest-rate swap agreement that was entered into to hedge outstanding or forecasted debt obligations was $0 and $50,000, respectively.

The Company also strategically enters into certain derivative instruments to hedge exposure to changes in cash flows attributable to commodity price fluctuations associated with certain forecasted transactions, specifically the future purchases of steel and aluminum used in manufacturing the Company’s products. Changes in the fair value of steel and aluminum derivative instruments designated as hedging instruments and that effectively offset the variability of cash flows associated with anticipated purchases of steel and aluminum are reported in accumulated other comprehensive income. These amounts subsequently are reclassed into cost of goods sold when the related inventory is liquidated and affects earnings. The Company assesses hedge effectiveness both at the onset of the hedge and at regular intervals throughout the life of the derivative instrument.

The fair value of derivatives designated as hedging instruments held as of December 31, 2022 and 2021 are as follows:

	2022		2021
	Balance Sheet Location	Fair value	Balance Sheet Location	Fair value
Steel & aluminum hedges (current)	Accrued Expenses	$153	Accrued Expenses	$567
Interest rate swap (current)	Accrued Expenses	—	Accrued Expenses	150
	Total	$153		$717

11	(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

(Dollar amounts in thousands)

The amount of loss recognized in accumulated other comprehensive income was $153 and $717, respectively as of December 31, 2022 and 2021.

(6)
Property, Plant, and Equipment

	2022	2021
Land	$673	673
Buildings	15,486	15,266
Machinery and equipment	76,800	73,801
Computer software	2,463	2,182
Construction in process	6,294	2,404
	101,716	94,326
Accumulated depreciation and amortization	(65,679)	(61,801)
Total property, plant, and equipment, net	$36,037	32,525

Depreciation and amortization expense was $4,774, $4,273 and $4,013 for the years ended December 31, 2022, 2021 and 2020, respectively.

(7)
Fair Value of Financial Instruments

The Company does not hold or issue financial instruments for trading purposes.

The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair value due to the short-term maturity of these instruments. The carrying value and estimated fair value of debt was $334,126 and $309,094, respectively, at December 31, 2022. The carrying value and estimated fair value of debt was $295,410 and $303,168, respectively, at December 31, 2021.

The fair value of the Company’s debt is based on the amount of future cash flows discounted using rates the Company would currently be able to realize for similar instruments of comparable maturity.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The Company’s derivatives are valued using Level 2 inputs. The fair values are disclosed in Note 6. The Company does not have any significant financial or nonfinancial assets or liabilities that are valued using Level 3 inputs.

12	(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

(Dollar amounts in thousands)

(8)
Debt

The Company has a $250,000 revolving credit facility (Facility) with PNC Bank and other lenders. Upon its expiration in March 2021, the Facility was amended and restated. While there was no change in the amount of the Facility, the term now expires March 31, 2026. The Company amended the Facility to reference SOFR instead of LIBOR in December 2022. As of December 31, 2022 and 2021 there was $185,000 and $146,500, respectively, outstanding under the Facility. The Company can borrow at rates with a range over adjusted SOFR of 1.125% to 1.75%, depending on the Company’s leverage ratio, as defined by the terms of the Facility. As of December 31, 2022 and 2021, the Company’s interest rate was 5.68% and 1.35%, respectively.

On October 19, 2018, the Company issued $50,000 of 10-year private placement notes with PGIM, Inc. (PGIM Series B Notes) that mature in October 2028. At December 31, 2022 and 2021, there was $50,000 outstanding. The PGIM Series B Notes bear interest at 4.79% that is paid on a quarterly basis.

On February 5, 2021, the Company issued $50,000 of 8-year private placement notes with PGIM, Inc. (PGIM Series D Notes) that mature in February 2029. At December 31, 2022 and 2021, there was $50,000 outstanding. The PGIM Series D Notes bear interest at 3.05% that is paid on a quarterly basis.

On January 7, 2021, the Company issued $50,000 of 10-year private placement notes with Bank of America N.A. (BoA Series C Notes) that mature in January 2031. At December 31, 2022 and 2021 there was $50,000 outstanding. The BoA Series C Notes bear interest at 2.90% that is paid bi-annually.

The debt agreements contain certain restrictive financial covenants, including, among others, interest coverage and leverage ratios. The Company was in compliance with its covenants during the years ended and as of December 31, 2022 and 2021.

(9)
Pension Benefit Programs

The Company contributes to the Worthington Industries Deferred Profit Sharing Plan for eligible U.S. employees. Costs for this plan were $1,297, $1,687 and $1,311 for 2022, 2021 and 2020, respectively.

The Company also has a U.S. defined-benefit pension plan for eligible hourly employees that worked in its former manufacturing plant located in Malvern, Pennsylvania. This plan was curtailed in January 2004 due to the consolidation of the Company’s East Coast operations, which eliminated the expected future years of service for participants in the plan.

The following tables set forth the defined-benefit pension plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2022 and 2021:

	2022	2021
Projected benefit obligation at beginning of year	$5,333	6,207
Interest cost	138	133
Actuarial gain	(852)	(374)
Benefits paid	(474)	(633)
Projected benefit obligation at end of year	$4,145	5,333

13	(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

(Dollar amounts in thousands)

	2022	2021
Benefit obligation at December 31	$4,145	5,333
Fair value of plan assets as of December 31	5,040	5,404
Funded status at end of year	$895	71
Amounts recognized in the balance sheets consist of:
Other assets	895	71
Accumulated other comprehensive loss	1,386	2,248
Net amount recognized	$2,281	2,319

Amounts recognized in accumulated other comprehensive loss represent unrecognized net actuarial losses.

The components of net periodic benefit cost (benefit) are as follows:

	2022	2021	2020
Interest cost	$138	133	173
Expected return on plan assets	(343)	(352)	(325)
Recognized net actuarial loss	190	217	213
Recognized settlement charge	188	—	—
Net periodic benefit cost	$173	(2)	61

The accumulated benefit obligation for the U.S. defined-benefit pension plan was $4,145 and $5,333 at December 31, 2022 and 2021, respectively. The unrecognized net loss for the defined-benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $45.

The valuations and assumptions reflect the Society of Actuaries PRI 2012 mortality table with MP-2021 generational projection scales as of December 31, 2022.

Weighted average assumptions used to determine benefit obligations for the years ended and as of December 31, 2022 and 2021 are as follows:

	2022	2021
Weighted average assumptions for the year ended December 31:
Discount rate	2.63%	2.25%
Expected long-term rate of return on plan assets	6.50	6.50

Weighted average assumptions as of December 31:
Discount rate	4.89%	2.63%
Expected long-term rate of return on plan assets	6.50	6.50

Pension plan assets are required to be disclosed at fair value in the consolidated financial statements. Fair value is defined in Note 8 – Fair Value of Financial Instruments.

The U.S. defined-benefit pension plan assets’ fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

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WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

(Dollar amounts in thousands)

The following tables set forth by level within the fair value hierarchy a summary of the plan’s assets measured at fair value on a recurring basis as of December 31, 2022 and 2021, respectively:

		2022
		Fair value based on
	Fair value	Quoted active markets (Level 1)	Observable inputs (Level 2)
Investment:
Cash and money market funds	$1,875	1,875	—
Debt securities	3,165	—	3,165
	$5,040	1,875	3,165

		2021
		Fair value based on
	Fair value	Quoted active markets (Level 1)	Observable inputs (Level 2)
Investment:
Cash and money market funds	$3,397	3,397	—
Debt securities	2,007	—	2,007
	$5,404	3,397	2,007

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021.

Cash: Consists of cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair value due to the short-term maturity of these instruments.

Money market funds: The money market investment consists of an institutional investor money market fund, valued at the fund’s net asset value (NAV), which is normally calculated at the close of business daily. The fund’s assets are valued as of this time for the purpose of computing the fund’s NAV.

Debt securities: Consist of investments in individual corporate bonds, municipal bonds, or government bonds. These bonds are each individually valued using a yield curve model, based on observable inputs, which may also incorporate available trade and bid/ask spread data where available.

In developing the 6.50% expected long-term rate of return assumption, the Company considered its historical returns and reviewed asset class return expectations and long-term inflation assumptions.

The primary investment objective of the defined-benefit pension plan historically was to achieve long-term growth of capital in excess of 6.50% annually, exclusive of contributions or withdrawals. Near the end of 2021, the Company’s investment objective shifted to a more conservative fixed-income approach to reduce market risk in anticipation of purchasing annuities for the remaining plan participants; accordingly, during 2022 the investment mix was shifted to a fixed-income approach targeting a mix of 65% fixed income investments and 35% cash equivalents. The Company anticipates purchasing annuities for the remaining plan participants in 2024.

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WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

(Dollar amounts in thousands)

Each asset class utilized by the defined-benefit pension plan has a targeted percentage. The following table shows the 2022 asset allocation target and the December 31, 2022 and 2021 position:

		Position at December 31
	Target weight	2022	2021
Cash and equivalents	35	37	63
Fixed income securities	65	63	37

The Company made contributions of $0, $0 and $200 to the U.S. defined-benefit pension plan in 2022, 2021, and 2020 respectively. The Company expects to contribute $0 to the plan in 2023.

The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are shown in the following table:

Expected future payments for the year(s) ending December 31:
2023	$372
2024	372
2025	360
2026	351
2027	348
2028-2032	1,610

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at December 31, 2022.

(10)
Income Taxes

The Company is a general partnership in the United States, and accordingly, U.S. federal and state income taxes are generally the responsibility of the two general partners. Therefore, no federal income tax provision has been recorded on U.S. income.

Other taxes

In 2022, the Company recorded an Employee Retention Credit (ERC) benefit of $2,154, representing a refundable payroll tax credit for eligible wages paid to our employees in 2021 under the Coronavirus Aid, Relief, and Economic Security Act. The Company accounted for the ERC by applying the grant model. The credit was recorded as an offset to payroll tax expenses within cost of goods sold and selling, general and administrative expenses in the consolidated statements of income and comprehensive income.

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WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

(Dollar amounts in thousands)

(11)
Leases

The Company rents certain real estate for its corporate office as well as for certain of its manufacturing facilities; substantially all of the Company’s lease expense relates to building and warehouse lease expense. Several leases include options for renewal, and contain clauses for payment of real estate taxes, insurance, and certain operating costs. In most cases, management expects that in the normal course of business, leases will be renewed or replaced by other leases. The Company adopted Topic 842 and the related ASUs summarized in Note 1 effective January 1, 2022 using a modified retrospective transition approach. As a result, the Company’s comparative period financial information as of and for the year ended December 31, 2021 continues to be presented under the previous leasing guidance, Topic 840.

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent. Rent expense during 2022, 2021, and 2020 amounted to $4,347 $3,304 and $3,034, respectively. Short-term lease expense and variable lease costs were not material for the years ended December 31, 2022, 2021 and 2020. As of December 31, 2022, the Company did not have any material leases that have not yet commenced. The weighted average remaining lease term for the Company’s operating leases at December 31, 2022 was 9.4 years, and the weighted average discount rate was 4.1%. The Company obtained ROU assets in the amount of $40,896 in exchange for lease obligations at December 31, 2022. This amount includes initial ROU assets of $29,439 recognized upon adoption on January 1, 2022. The Company does not believe the amount of cash paid for amounts included in the measurement of lease liabilities to be materially different from our operating lease cost for the year ended December 31, 2022. Cash paid for amounts included in the measurement of lease liabilities was $3,872 for the year ended December 31, 2022.

Maturities of operating lease liabilities under noncancellable leases as of December 31, 2022 are as follows:

Year:
2023	$5,701
2024	5,247
2025	4,869
2026	4,984
2027	5,070
Thereafter	25,614
Total undiscounted lease payments	$51,485
Less: imputed interest	(10,589)
Total lease liabilities	$40,896

Future minimum lease payments as of December 31, 2021, by year and in the aggregate, having non- cancelable lease terms in excess of one year were expected to be as follows:

Year:
2022	$3,007
2023	3,135
2024	2,699
2025	2,241
2026	2,278
Thereafter	13,815
Total	$27,175

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WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

(Dollar amounts in thousands)

(12)
Accumulated Other Comprehensive Income (Loss)

The following table summarizes the activity, by component, related to the change in AOCI for December 31, 2022 and the balances for accumulated other comprehensive income (loss):

	Cash flow hedge	Pension plan	Accumulated other comprehensive (loss)
Balance, December 31, 2020	$305	(3,113)	(2,808)
Other comprehensive (loss) / income before reclassifications	(1,022)	614	(408)
Amounts reclassified from accumulated other comprehensive income	—	250	250
Net current period other comprehensive (loss) / income	(1,022)	864	(158)
Balance, December 31, 2021	$(717)	(2,249)	(2,966)
Other comprehensive income before reclassifications	566	722	1,288
Amounts reclassified from accumulated other comprehensive income	—	139	139
Net current period other comprehensive income	566	861	1,427
Balance, December 31, 2022	$(151)	(1,388)	(1,539)

The amount reclassified from AOCI was recorded in other income, net in the consolidated statements of income and comprehensive income.

(13)
Related Parties

AWI provides certain selling, promotional, and administrative processing services to the Company for which it receives reimbursement. AWI purchases grid products from the Company, which are then resold along with AWI inventory to AWI’s customers.

	2022	2021	2020
Services provided by Armstrong	$29,083	21,612	20,721
Sales to Armstrong	34,450	27,852	21,513

AWI owed the Company $5,336 and $4,342 for purchases of product as of December 31, 2022 and 2021, respectively, which are included in receivables from affiliates.

Worthington, and affiliates of Worthington, provide certain administrative processing services, steel processing services, and insurance-related coverages to the Company for which it receives reimbursement.

	2022	2021	2020
Administrative services by Worthington	$2,129	2,017	3,690
Insurance-related coverage net of
premiums by Worthington	1,425	1,649	1,384
Steel processing services by Worthington
and affiliates of Worthington	—	1,213	1,420

The Company owed $4,566 and $4,460 to Worthington and affiliates of Worthington as of December 31, 2022 and 2021, respectively, which are included in accounts payable to affiliates.

18	(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

(Dollar amounts in thousands)

(14)
Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

(15)
Business and Credit Concentrations

Approximately 29%, 29%, and 24% of net sales were to the Company’s largest third-party customer for 2022, 2021, and 2020, respectively. The Company’s 10 largest third-party customers accounted for approximately 78%, 76%, and 75% of the Company’s net sales for 2022, 2021, and 2020, respectively, and approximately 85% and 78% of the Company’s trade accounts receivable balances at December 31, 2022 and 2021, respectively. See Note 13 for sales to and amounts owed to the Company from AWI.

(16)
Subsequent Events

Management has evaluated subsequent events through the date the annual consolidated financial statements were available to be issued, February 16, 2023.

19